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                              October 26, 2022

       Lei Xu
       Chief Executive Officer
       JD.com, Inc.
       20th Floor, Building A, No. 18 Kechuang 11 Street
       Yizhuang Economic and Technological Development Zone
       Daxing District, Beijing 101111
       People   s Republic of China

                                                        Re: JD.com, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 28,
2022
                                                            Correspondence
filed September 29, 2022
                                                            File No. 1-36450

       Dear Lei Xu:

              We have reviewed your September 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 16, 2022 letter.

       Correspondence filed September 29, 2022

       Introduction, page 2

   1. As applicable, revise your disclosure to explain whether regulatory actions related to data security or
anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business,
accept foreign investment in the future or continue to list on a U.S.
                                                        and/or foreign
exchange. We note your discussion on page 7 regarding these risks and uncertainties in
connection with your operations in China.
 Lei Xu
FirstName LastNameLei Xu
JD.com, Inc.
Comapany
October 26,NameJD.com,
            2022       Inc.
October
Page 2 26, 2022 Page 2
FirstName LastName
Item 3. Key Information
Cash and Assets Through Our Organization, page 3

2. We note your prior acknowledgement that you will amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the
         PRC government to transfer cash. Provide similar disclosure regarding cash in the business that is in Hong Kong or a Hong Kong entity and the fact that such funds may not be available to fund operations or for other use outside of Hong Kong. Risk Factors, page 18

3. Revise your disclosure to include risk factor disclosure explaining whether there are laws and/or regulations in Hong Kong that result in oversight over data security, how this oversight impacts your business and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-
3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Sandy Xu, Chief Financial Officer